Wizard World, Inc.

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

February 1, 2012

Pamela Howell

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wizard World, Inc.
Form 8-K/A
Filed November 17, 2011
File No. 000-33383

Dear Ms. Howell:

By letter dated December 19, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Wizard World, Inc. (“Wizard World” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s Form 8-K/A filed on November 17, 2011 (the “Filing”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

Form 8-K/A, filed November 17, 2011

General

1.	Please advise us of your timeline for filing your missing Exchange Act reports.

RESPONSE: The Company filed its annual report on Form 10-K for the fiscal year ended December 31, 2010 on January 13, 2012. The Company anticipates filing its quarterly reports on Form 10-Q, for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 on or before February 13, 2012.

Business, page 3

Background, page 4

2.	We reissue comment two of our letter dated October 11, 2011 as we are unable to locate responsive disclosure. In this regard, we continue to note the representation that Conventions holds the production rights to 12 conventions; however, the second to last paragraph on page five lists 11.

RESPONSE: We have revised our disclosure to clarify that Conventions is currently the owner of the production rights to 11 conventions.

3.	We note your response to comment four of our letter dated October 11, 2011. Please revise your disclosure to reflect your response that cumulative payments are capped at $60,000.

RESPONSE: We have revised our disclosure to include that cumulative payments are capped at $60,000.

Strategy, page 7

4.	We note your response to comment five of our letter dated October 11, 2011. However, we are unable to locate the disclosure you say has been revised accordingly. We reissue the comment. Please reconcile your disclosure, “if [you] were to receive revenues” from operations “from conventions with your substantial convention revenue line item in your statement.

RESPONSE: We have revised our disclosure to reconcile the above statements.

Growth Strategy, page 11

5.	We partially reissue comment six of our letter dated October 11, 2011. Please discuss your plan of raise additional capital through private placements in greater detail.

RESPONSE: We have revised the Filing to include the Company’s specific plan to raise capital through private placements in greater detail.

Executive Compensation, page 33

6.	We note your revised disclosure in response to comment 13 of our letter dated October 11, 2011. Please revise your disclosure to quantify the payments you discuss for each termination or change in control event. In addition, to the extent Mr. Shamus will receive any payments relating to his resignation, please discuss.

RESPONSE: There were no payments made related to any termination or change of control events. We have amended the Filing to update the disclosure related to Mr. Shamus’ employment agreement after his resignation on December 1, 2011.

7.	We reissue comment 14 of our letter dated October 11, 2011. While Mr. Shamus did not become CEO of the company until December 7, 2011, Mr. Shamus is also CEO of Conventions, which was acquired by the company, and therefore the compensation provided to Mr. Shamus through Conventions should be disclosed in this section. Please note that Item 402 requires disclosure of all compensation, direct and indirect. Therefore, the compensation paid by the parent of Conventions to Mr. Shamus as compensation for his employment at Conventions would be included in the table.

RESPONSE: The Filing has been revised to include Mr. Shamus’ compensation from Conventions.

Certain Relationships and Related Transactions, page 36

8.	We note your response to comment 16 of our letter dated October 11, 2011 and we reissue the comment as we are unable to locate any revised disclosure in response to this comment. Please revise to clarify as of what date the outstanding balances of your debt transactions have been disclosed. In addition, please clarify how these transactions relate to Wizard World Inc. and its predecessor and tell us how you accounted for these transactions. We continue to note that these transactions do not appear to be reflected in the financial statements. It appears that you may be using the reference to “Conventions” in this section differently than as disclosed at the beginning of the Form 8-K. For instance, you refer to acquiring the domain name and intellectual property rights from Conventions. However, the disclosure on page one reflects that the company acquired Conventions. Please provide clear disclosure throughout this section of these related party transactions.

RESPONSE: We have revised our disclosure to further disclose the balances referenced above.

9.	We note your revised disclosure in response to comment 17 of our letter dated October 17, 2011. Please revise further to include the disclosure required by Item 404(a)(5) of Regulation S-K.

RESPONSE: We have further revised our disclosure required by Item 404(a)(5) of Regulation S-K.

Exhibits

10.	We note your response to comment 18 of our letter dated October 11, 2011 and we partially reissue the comment. We note that Exhibit 10.1 is still missing exhibits, schedules and/or attachments. Furthermore, it is unclear how Exhibit 10.1 to the Form 8-K filed on August 30, 2011 has been amended to comply with the comment as we do not see that it has been refilled. Thus, Exhibit 10.1 to the Form 8-K filed on August 30, 2011 is still missing exhibits, schedules and/or attachments. Please file these exhibits in their entirety.

RESPONSE: We have filed an amendment to the Form 8-K filed on August 30, 2011, to comply with the Staff’s comment. Furthermore, we have re-filed Exhibit 10.1 with a complete list of schedules, exhibits and attachments, except for Exhibit E, which is the Super 8-K/A document itself.

11.	Please file Exhibits 3.6, 3.7, and 3.8 in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

RESPONSE: We have re-filed exhibits 3.6, 3.7 and 3.8 in the proper electronic format.

Consolidated Financial Statements

12.	Please note that the Form 8-K would require audited financial statements of Wizard Conventions as of and for the year ended December 31, 2008. You state in the response to prior comment 20 that you plan to submit a request to the Division’s Office of the Chief Accountant regarding that requirement. Please tell us when you plan to do so as this matter cannot be resolved until you either provide the 2008 financial statements in the Form 8-K or you follow through on your stated plan.

RESPONSE: The Company plans to file the waiver on February 3, 2012.

13.	You discuss in the Certain Relationships and Related Transactions section on page 36 that Conventions loaned a total of $444,191.37 to Wizard Entertainment Inc f/k/a Gareb Shamus Enterprises in 2010. You state that no repayments have been made and that interest in the amount of $12,023.00 has been accrued. Please tell us where these transactions are reflected in the 2010 financial statements and explanatory footnotes of Wizard Conventions.

RESPONSE: These financial statements included in the Filing are that of Conventions and do not include the accounts of Wizard World. The loan referenced above is by and between Wizard World and GSEI. They are not on Convention’s books. Please reference the Company’s recently filed Annual Report on Form 10-K for the year ended December 31, 2010, which includes the consolidation.

Pro forma Financial Information, page F-16

14.	We have reviewed your pro forma disclosure regarding the merger (recapitalization). Please disclose in a note the merger between Wizard Conventions and Kick the Can Corp. and a merger between Kick the Can Corp. and Go Energy. Ensure the accounting for each of these mergers is clearly disclosed.

RESPONSE: We have further disclosed the accounting for the above referenced transactions.

15.	Additionally, please note that in a recapitalization the assets and liabilities of both companies should be combined at their net book value. The accumulated deficit of the accounting acquirer (Wizard Conventions) should be brought forward, and the accumulated deficit of the legal acquirer (GoEnergy) should be eliminated. The capital stock account, on an immediate post-merger basis, should consist of the balance of common stock prior to the merger of the accounting acquirer plus the amount representing the par value of the shares issued to effect the merger. All eliminating adjustments should be made through additional paid-in capital. Please revise your pro forma disclosures to clearly indicate your accounting for these transactions or provide explanatory notes that describe the nature of each adjustment presented.

RESPONSE: We have revised our pro forma disclosures to clearly indicate our accounting for these transactions and have provided explanatory notes that describe the nature of each adjustment presented.

16.	Provide notes that explain the terms of the financing transactions (i.e., preferred stock and note issuances) and that describe how you calculated the amount of the adjustments to general and administrative expense and the derivative liability.

RESPONSE: We have provided notes that explain the terms of the financing transactions in the amended Filing and we have further disclosed our accounting.

Sincerely,

/s/ Michael Mathews

Michael Mathews

Executive Chairman

Wizard World, Inc.